Exhibit 3.2

CERTIFICATE OF DESIGNATION,
POWERS, PREFERENCES, QUALIFICATIONS, LIMITATIONS,
RESTRICTIONS AND RELATIVE RIGHTS OF SERIES A
CONVERTIBLE PREFERRED STOCK
OF
CROWN MEDIA HOLDINGS, INC.

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors of Crown Media Holdings, Inc., a Delaware corporation (hereinafter the “Corporation”), with the preferences and rights set forth therein relating to dividends, conversion, redemption, dissolution and distribution of assets of the Corporation having been fixed by the Board of Directors pursuant to authority granted to it by the Corporation's Second Amended and Restated Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware:

RESOLVED:  That, pursuant to authority conferred upon the Board of Directors by the Second Amended and Restated Certificate of Incorporation of the Corporation, the Board of Directors hereby authorizes the designation of 400,000 shares of Series A Convertible Preferred Stock of the Corporation, and hereby fixes the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares, in addition to those set forth in the Certificate of Incorporation of the Corporation, as follows:

1. DESIGNATION AND AMOUNT.  The shares of such series shall be designated “Series A Convertible Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting such series shall be 400,000 shares.

2. RANK.  The Series A Preferred Stock shall, with respect to payment of dividends, redemption payments, rights upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise: (i) rank senior and prior to the $0.01 par value common stock of the Corporation (the “Common Stock”), and each other class or series of equity securities of the Corporation, whether currently issued or issued in the future, that by its terms ranks junior to the Series A Preferred Stock (the “Junior Stock”) (whether with respect to payment of dividends, redemption payments, rights upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise); (ii) rank on a parity with each other class or series of equity securities of the Corporation, whether currently issued or issued in the future, that does not by its terms expressly provide that it ranks senior to or junior to the Series A Preferred Stock (the “Pari Passu Stock”) (whether with respect to payment of dividends, redemption payments, rights upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise); (iii) rank junior to each other class or series of equity securities of the Corporation, whether currently issued or issued in the future, that by its terms ranks senior to the Series A Preferred Stock (the “Senior Stock”) (whether with respect to payment of dividends, redemption payments, rights upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise).

3. DIVIDENDS.  The holders of shares of Series A Preferred Stock shall be entitled to receive, out of funds legally available therefor, dividends on the terms described below:

3.1 Between January 1, 2011 and December 31, 2011, on March 31, June 30, September 30 and December 31, and before any dividends shall be declared, set apart for or paid upon the Common Stock or any other Junior Stock (each a “Dividend Payment Date”, if any Dividend Payment Date is not a Business Day, then dividends will be payable on the first Business Day following such date and dividends shall accrue or accumulate, as applicable, to the actual payment date), the holders of the Series A Preferred Stock as of the Dividend Payment Record Date (as defined in Section 3.7), shall be entitled to receive with respect to each share of Series A Preferred Stock, mandatory, cumulative dividends at a rate per annum equal to 14.0% of the Original Issue Price (as defined herein under Section 3.5) of each such share, payable at the Corporation’s option either in (A) cash or (B) in additional, fully paid and nonassessable shares of Series A Preferred Stock legally available for such purpose (the “PIK Dividends”).

3.2 Between January 1, 2012 and December 31, 2014, on each Dividend Payment Date, the holders of the Series A Preferred Stock as of the Dividend Payment Record Date, shall be entitled to receive with respect to each share of Series A Preferred Stock, mandatory, cumulative dividends at a rate per annum equal to 16.0% of the Original Issue Price of each such share, payable at the Corporation’s option either in (A) cash or (B) PIK Dividends.

3.3 Following January 1, 2015, on each Dividend Payment Date, the holders of the Series A Preferred Stock as of the Dividend Payment Record Date, shall be entitled to receive with respect to each share of Series A Preferred Stock, mandatory, cumulative cash dividends at a rate per annum equal to 16% of the Original Issue Price.

3.4 The holders of the Series A Preferred Stock shall participate with the holders of Common Stock to the extent dividends are declared on the Common Stock, in which circumstances the holders of Series A Preferred Stock shall be entitled to receive dividends with respect to each share of Series A Preferred Stock on an “as if converted” basis had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 6.1 immediately prior to the record date for such dividend  in respect of the Common Stock.

3.5 Dividends payable on such shares of Series A Preferred Stock shall be cumulative and shall continue to accrue or accumulate, as applicable, on a daily basis, from the date of issue of such shares of Series A Preferred Stock, whether or not declared and whether or not as of any Dividend Payment Date there shall be funds lawfully available for the payment of dividends, so that if as of any Dividend Payment Date, dividends in whole or in part are not paid upon the Series A Preferred Stock, unpaid dividends thereon shall accrue or accumulate (“Cumulative Dividends”).  The Cumulative Dividends shall be paid at the times, and subject to the terms, set forth in this Certificate of Designation.  The Corporation shall not declare, pay or set aside any dividends on shares of Common Stock or Junior Stock unless, in addition to the obtaining of any consents required in the Certificate of Incorporation of the Corporation, the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Cumulative Dividends then accrued or accumulated on such share of Series A Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock pursuant to Section 6.1 and (2) the number of shares of Common Stock issuable upon conversion of one share of Series A Preferred Stock pursuant to Section 6.1, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Original Issue Price.  The “Original Issue Price” shall mean $1,000 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate actions having the similar effect with respect to the Series A Preferred Stock.

3.6 Any dividends shall be payable to the holders of record of shares of Series A Preferred Stock as they appear on the stock records of the Corporation at the close of business on the record dates set by the Corporation with respect to such dividends (each, a “Dividend Payment Record Date”).

4. LIQUIDATION, DISSOLUTION OR WINDING UP.

4.1           Series A Preferred Stock Liquidation Preference.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (including a Deemed Liquidation Event (as defined below)), the holders of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to holders of any Junior Stock or Common Stock by reason of their ownership thereof, a per share amount equal to the greater of (a) the Original Issue Price per share plus any accrued but unpaid cash dividends with respect to such share, or (b) that amount that would be received by such Series A Preferred Stock holders on an “as if converted” basis had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 6.1 immediately prior to such liquidation, dissolution or winding up (including a Deemed Liquidation Event) (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Preference”).  Except as provided in Section 4.3.2, in the case of a Deemed Liquidation Event, the Corporation shall utilize the net cash proceeds of the Deemed Liquidation Event to redeem the Series A Preferred Stock, out of funds legally available therefor, at a redemption price equal to the Liquidation Preference; provided, that if upon a Deemed Liquidation Event (other than a Deemed Liquidation Event described in Section 4.3(a)), the net cash proceeds of the Deemed Liquidation Event available for distribution to the stockholders shall be insufficient to redeem the Series A Preferred Stock, (x) the Corporation shall redeem, to the fullest extent permitted by law, the Series A Preferred Stock of the holders thereof ratably in proportion to the number of shares of Series A Preferred Stock of each such holder which would have been redeemed had sufficient funds been available therefor, (y) at any time(s) at which additional funds are received by the Corporation, such funds shall be used, to the extent legally available therefor, to redeem any shares of Series A Preferred Stock that have not been redeemed until all shares of Series A Preferred Stock have been redeemed and all redemption amounts have been paid and (z) the Company shall not be permitted to effect an Optional Redemption under Section 7.1 or a Mandatory Redemption under Section 7.2 at any time following a Deemed Liquidation Event until all shares of Series A Preferred Stock have been redeemed.  If upon any such liquidation, dissolution or winding up of the Corporation (including any Deemed Liquidation Event described in Section 4.3(a)), the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of Series A Preferred Stock the full amount to which they shall be entitled under this Section 4.1, the holders of Series A Preferred Stock shall share ratably with each other and with any holders of Pari Passu Stock in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares (which may include shares of Series A Preferred Stock received as cumulative PIK Dividends pursuant to Section 3) held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

4.2           Distribution of Remaining Assets.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (including a Deemed Liquidation Event), after the payment of all preferential amounts required to be paid to the holders of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of Common Stock, pro rata based on the number of shares held by each such holder.

4.3	Deemed Liquidation Events.

4.3.1 Definition.  Unless waived in writing by the holders of a majority of the outstanding shares of Series A Preferred Stock voting together as a single class, each of the following events shall be considered a “Deemed Liquidation Event”:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock or other equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock or other equity securities of (1) the surviving or resulting corporation, limited liability company, partnership, association, joint-stock corporation, trust or other form of business entity (a “Party”) or (2) if the surviving or resulting Party is a wholly owned subsidiary of another Party immediately following such merger or consolidation, the parent entity of such surviving or resulting Party (provided that, for the purpose of this Section 4.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a direct or indirect wholly owned subsidiary of the Corporation.

4.3.2 Effecting a Deemed Liquidation Event.  Unless waived in writing by the holders of a majority of the outstanding shares of Series A Preferred Stock voting together as a single class, the Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 4.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation in such transaction shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 4.1 and 4.2.

4.3.3 Amount Deemed Paid or Distributed.  The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any liquidation, dissolution or winding up of the Corporation, including any Deemed Liquidation Event, shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity.  The value of such non-cash property, rights or securities shall be determined in good faith by the Board.

5. VOTING.

5.1 General.  On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series A Preferred Stock (which may include shares of Series A Preferred Stock received as cumulative PIK Dividends pursuant to Section 3) shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock such Series A Preferred Stock holder would have received had all shares of Series A Preferred Stock of such holder been converted into Common Stock pursuant to Section 6 (disregarding, for these purposes, any prohibition set forth in Section 6 with respect to the conversion of shares of Series A Preferred Stock) as of the record date for determining stockholders entitled to vote on such matter.  Except as provided by the General Corporation Law of the State of Delaware (the “DGCL”) or other applicable law or by the Certificate of Incorporation of the Corporation, the holders of the Series A Preferred Stock shall vote together with the holders of Common Stock as a single class on all matters.

5.2 Series A Preferred Stock Protective Provisions.  The Corporation shall not, and shall not permit any subsidiary to, either directly or indirectly, by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by the DGCL or the Certificate of Incorporation of the Corporation) the written consent or affirmative vote of the holders of more than fifty percent (50%) of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(a) liquidate, dissolve or wind-up the business and affairs of the Corporation or any subsidiary or effect any Deemed Liquidation Event or any consolidation or merger of the Corporation with or into another Party;

(b) make any acquisition (whether by merger, stock purchase, asset purchase or otherwise) of another business or Party involving the payment, contribution or assignment by or to the Corporation or its subsidiaries of money or assets greater than $5,000,000;

(c) amend, change, waive, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation or the comparable organizational documents of any subsidiary (by means of amendment or by merger, consolidation or otherwise), in a manner that would adversely affect the powers, preferences or special rights, or the qualifications, limitations or restrictions thereof, of the Series A Preferred Stock;

(d) create, or authorize the creation of, or issue, offer or sell, shares of any additional class or series of the Pari Passu Stock or the Senior Stock or any additional shares of the Series A Preferred Stock or increase the authorized number of shares of any such class or series of stock or the Series A Preferred Stock;

(e) issue any additional shares of Common Stock (other than pursuant to options outstanding on the date hereof) or options or similar rights to acquire Common Stock;

(f)  (i) reclassify, alter or amend any Pari Passu Stock or Senior Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, or (ii) reclassify, alter or amend any Junior Stock in a manner that would result in such Junior Stock becoming Pari Passu Stock or Senior Stock;

(g) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) dividends or distributions on (A) Senior Stock the issuance of which was approved pursuant to this Section 5, (B) Pari Passu Stock if (x) the issuance of such stock was approved by this Section 5 and (y) all Cumulative Dividends have been paid and (C) the Common Stock solely in the form of additional shares of Common Stock and (ii) purchases or redemptions of capital stock from employees, following any such employee’s termination of employment with the Corporation, pursuant to the terms of any repurchase, redemption or similar arrangements or agreements, in effect from time to time, providing for such repurchase or redemption at fair market value or, if such termination is for “cause” (as defined in the applicable arrangements or agreements), at the lesser of fair market value and the purchase price paid or ascribed to such capital stock upon such employee’s acquisition thereof;

(h) except for (x) any permitted indebtedness pursuant to Section 6.1 of the Credit Agreement, dated the date hereof, among the Corporation, as Borrower, and H C Crown Corp., as Lender (initially in the form attached to the Recapitalization Agreement (as defined below), the “Credit Agreement”), (y) any permitted liens pursuant to Section 6.2 of the Credit Agreement and (z) any permitted guaranties pursuant to Section 6.3 of the Credit Agreement, (i) create or authorize the creation of, or issue or authorize the issuance of, or guarantee any debt security, or permit any subsidiary to take any such action with respect to any debt security, unless such debt security has received the prior approval of the Board, or (ii) amend, modify, waive or otherwise alter the terms of any agreement governing the terms of any material indebtedness of the Corporation or any subsidiary, unless such amendment, modification, waiver or alteration has been approved by the Board;

(i) authorize or grant any registration rights on terms more favorable than the registration rights granted to the holders of the Series A Preferred Stock; or

(j) enter into any agreement that would adversely alter or change the rights, preferences or privileges of the Series A Preferred Stock.

6. OPTIONAL CONVERSION.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

6.1 Right to Convert.

6.1.1 Conversion Ratio.  Each share of Series A Preferred Stock shall become and remain convertible, at the option of the holder thereof, at the earlier of December 31, 2013 or upon a payment or refinancing by the Corporation of the $315 million debt (and any interest accrued thereon) owed to H C Crown Corp. and its affiliates by the Corporation under the Credit Agreement (the “New Debt”), into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price plus an amount equal to any accrued but unpaid cash dividends with respect to such share by the Series A Conversion Price (as defined below) in effect at the time of conversion.  The “Series A Conversion Price” shall initially be equal to [_____]1 per share.  Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustments as provided below under Sections 6.3, 6.4, or 6.5.

6.1.2 Termination of Conversion Rights.  In the event of a notice of redemption of any shares of Series A Preferred Stock pursuant to Section 7, the conversion rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the conversion rights for such shares shall continue until such price is paid in full.  In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the conversion rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock.

6.2 Mechanics of Conversion.

6.2.1 Notice of Conversion.  In order for a holder of Series A Preferred Stock to voluntarily convert shares of Series A Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates representing such shares of Series A Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate which agreement shall not require the posting of a bond), at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent.  Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates representing shares of Common Stock to be issued.  If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney-in-fact duly authorized in writing.  The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date.  The Corporation shall, promptly following the Conversion Time, (i) issue and deliver to such holder of Series A Preferred Stock, or to his, her or its nominees, a certificate or certificates representing the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate representing the number (if any) of the shares of Series A Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) in lieu of any fractional shares to which the holder would otherwise be entitled upon such conversion, pay in cash an amount equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board.

6.2.2 Reservation of Shares.  The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation of the Corporation.  Before taking any action which would cause an adjustment reducing the Series A Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series A Conversion Price.

6.2.3 Effect of Conversion.  All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate, and all dividends with respect to such shares shall immediately cease to accrue, at the Conversion Time.  Any shares of Series A Preferred Stock so converted shall be cancelled and may not be reissued as shares of such series or any other class or series, and the Corporation shall take all action necessary to retire the shares and shall thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock and Series A Preferred Stock accordingly.

6.2.4 Taxes.  The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 6.  The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

6.3 Adjustments to Series A Conversion Price for Diluting Issues.

6.3.1 Special Definitions.  For purposes of this Article IV, the following definitions shall apply:

(a) “Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) “Series A Original Issue Date” shall mean the date of effectiveness of this Certificate of Designation.

(c) “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Section 6.3.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, “Exempted Securities”):

(i) shares of Common Stock issued or issuable upon conversion of outstanding shares of Series A Preferred Stock;

(ii) shares of Common Stock issued by reason of a dividend, stock split or other distribution on shares of Common Stock that is covered by Sections 6.4 and 6.5;

(iii) shares of Common Stock or Options or Convertible Securities (provided such Options or Convertible Securities are limited to a right to subscribe for, purchase or otherwise acquire Common Stock) issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to the stock incentive plan approved by the Board and in effect on or prior to the Series A Original Issue Date or pursuant to any employment agreement, restricted stock agreement, option pool, stock option, stock bonus or other employee stock plans for the benefit of the employees of the Corporation approved pursuant to Section 5;

(iv) shares of Common Stock or Options or Convertible Securities (provided such Options are limited to a right to subscribe for, purchase or otherwise acquire Common Stock) issued (as consideration for the transaction and not in connection with financing the transaction) pursuant to the acquisition of another Party by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved pursuant to Section 5; and

(v) shares of Common Stock or Options or Convertible Securities (provided such Options or Convertible Securities are limited to a right subscribe for, purchase or otherwise acquire Common Stock) issued (as consideration for the transaction and not in connection with financing the transaction) to third parties (a) in connection with strategic partnerships or (b) providing the Corporation with equipment leases, real property leases, loans or credit lines, in each of clauses (a) and (b), pursuant to arrangements approved by the Board.

6.3.2 No Adjustment of Series A Conversion Price.  Notwithstanding the provisions of this Section 6.3, no adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Series A Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

6.3.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Section 6.3.4, are revised as a result of an amendment to such terms or any other adjustment (including an accreting dividend or liquidation preference that adjusts the applicable conversion rate or number of shares issuable pursuant to such Option or Convertible Security) pursuant to the provisions of such Option or Convertible Security to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security.  Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the adjusted Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Section 6.3.4 (either because the consideration per share (determined pursuant to Section 6.3.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 6.3.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Section 6.3.4, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Section 6.3.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 6.3.3).  If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Section 6.3.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

6.3.4 Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock.  In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 6.3.3) without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue or deemed issue of Additional Shares of Common Stock, then the Series A Conversion Price shall, concurrently with such issuance, be adjusted to a price equal to the lowest consideration paid per share for such issue or deemed issue of Additional Shares of Common Stock; provided, that if such issuance or deemed issuance was or was deemed to be without consideration then the Corporation shall be deemed to have received an aggregate of $1.00 of consideration for all such shares of Common Stock issued or deemed to be issued.

6.3.5 Determination of Consideration.  For purposes of this Section 6.3.5, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property.  Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest, discounts, commissions or fees;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board, irrespective of any accounting treatment; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board, irrespective of any accounting treatment.

(b) Options and Convertible Securities.  The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 6.3.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

6.3.6 Multiple Closing Dates.  In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Section 6.3.4 then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

6.4 Adjustment for Stock Splits and Combinations.  If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding.  If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.  Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.  Whenever the Conversion Price shall be adjusted as provided in this Section 6.4, the Corporation shall make available for inspection during regular business hours, at its principal executive offices or at such other place as may be designated by the Corporation, a statement, signed by its chief executive officer, showing in detail the facts requiring such adjustment and the Series A Conversion Price that shall be in effect after such adjustment.  The Corporation shall also cause a copy of such statement to be sent by first class certified mail, return receipt requested and postage prepaid, to each holder of Series A Preferred Stock affected by the adjustment at such holder’s address appearing on the Corporation’s records.

6.5           Adjustment for Merger or Reorganization, etc.  Subject to the provisions of Section 4, including Section 4.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section 6.3), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction, and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 6 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.  The provisions of this Certificate of Designation, including this Section 6.5, shall not affect the right, if any, of any holder of Series A Preferred Stock to seek an appraisal of his, her or its shares pursuant to Section 262 of the DGCL.

6.6           Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 6, the Corporation at its expense shall, as promptly as reasonably practicable thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a statement as set forth in Section 6.4 setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.  The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock.

6.7           Notice of Record Date.  In the event the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security, or in the event of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event, consolidation, merger or transfer, or of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, Deemed Liquidation Event, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, Deemed Liquidation Event, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock.  Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable or purchasable upon the occurrence of such action or deliverable upon conversion of shares of Series A Preferred Stock.  Such notice shall be sent at least 30 days prior to the record date or effective date for the event specified in such notice.  Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

7. REDEMPTION.

7.1 Optional Redemption.  Subject to the holder’s right to convert shares of Series A Preferred Stock into Common Stock prior to any such redemption, at any time and from time to time on or after the Series A Original Issue Date, upon a Redemption Notice, the Corporation may redeem that certain number of outstanding shares of Series A Preferred Stock set forth in the Redemption Notice (which may include shares of Series A Preferred Stock received as cumulative PIK Dividends pursuant to Section 3) for cash out of funds lawfully available therefor at a price equal to the Original Issue Price, plus an amount equal to any accrued but unpaid cash dividends with respect to such share, together with any other dividends declared but unpaid thereon (the “Redemption Price”).  The date of redemption pursuant to this Section 7.1 shall be a date that is not more than 10 days after receipt by the holders of the Series A Preferred Stock of the Redemption Notice (the “Optional Redemption Date”).  On the Optional Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Series A Preferred Stock owned by each holder, the number of outstanding shares of Series A Preferred Stock set forth in the Redemption Notice.

7.2 Mandatory Redemption.  At any time and from time to time on or after the Series A Original Issue Date, when and as the Corporation receives, upon a refinancing of the New Debt, net proceeds from such refinancing in excess of the aggregate outstanding principal and interest amounts of New Debt (the “Excess Refinancing Proceeds”), the Corporation shall promptly provide written notice of the Excess Refinancing Proceeds to each holder of Series A Preferred Stock (an “Excess Proceeds Notice”).  Upon receipt of an Excess Proceeds Notice, each holder of Series A Preferred Stock shall be entitled to elect, via written notice to the Corporation (a “Redemption Request”), that the Corporation apply such Excess Refinancing Proceeds to redeem (to the extent of funds legally available for such redemption) the number of outstanding shares of Series A Preferred Stock set forth in the Redemption Request (which may include shares of Series A Preferred Stock received as cumulative PIK Dividends).  Upon receipt of one or more Redemption Requests, the Corporation shall, on the twentieth (20th) day after delivery by the Corporation of the Excess Proceeds Notice (such twentieth day, the “Mandatory Redemption Date”), redeem, at a price equal to the Redemption Price, the number of outstanding shares of Series A Preferred Stock set forth in all Redemption Requests received by the Corporation (to the extent legally available for such redemption) within fifteen (15) days after delivery by the Corporation of the Excess Proceeds Notice (the “Redemption Request Delivery Deadline”).  If the Excess Refinancing Proceeds are not sufficient, on any Mandatory Redemption Date, to redeem all shares of Series A Preferred Stock to be redeemed on the Mandatory Redemption Date, the Corporation shall redeem a pro rata portion of redeemable shares of each holder that timely delivered a Redemption Request, based on the share amounts set forth in the holders’ respective Redemption Requests.

7.3 Redemption Notice to Series A Preferred Stock Holders.  The Corporation shall send written notice (the “Redemption Notice”) of the optional redemption contemplated by Section 7.1 (the “Optional Redemption”) and mandatory redemption contemplated by Section 7.2 (the “Mandatory Redemption”) to each holder of record of Series A Preferred Stock not less than 10 days prior to the Optional Redemption Date, in the case of an Optional Redemption, and not more than three days after the Redemption Request Delivery Deadline, in the case of a Mandatory Redemption.  The Redemption Notice shall state:

(a) the number of shares of Series A Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Optional Redemption Date or Mandatory Redemption Date, as applicable, and the Redemption Price;

(c) the date upon which the holder’s right to convert such shares terminates (as determined in accordance with Section 6.1); and

(d) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred Stock to be redeemed.

7.4 Surrender of Certificates; Payment.  On or before the Optional Redemption Date or Mandatory Redemption Date, as applicable, each holder of shares of Series A Preferred Stock to be redeemed on the Optional Redemption Date or Mandatory Redemption Date, as applicable, unless such holder has exercised his, her or its right to convert such shares as provided in Section 6.1, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate which agreement shall not require the posting of a bond) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof.  In the event less than all of the shares of Series A Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Series A Preferred Stock shall promptly be issued by the Corporation to such holder or their designee.

7.5 Rights Subsequent to Redemption.  If the Redemption Notice shall have been duly given, and if on the Optional Redemption Date or the Mandatory Redemption Date the Redemption Price payable upon redemption of the shares of Series A Preferred Stock to be redeemed on such Optional Redemption Date or Mandatory Redemption Date is paid or tendered for payment or irrevocably deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series A Preferred Stock shall cease to accrue and accumulate after such Optional Redemption Date or Mandatory Redemption Date and all rights with respect to such shares shall forthwith after the Optional Redemption Date or Mandatory Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

7.6 Costs.  The Corporation agrees to pay all reasonable costs of collection by the holders of Series A Preferred Stock that delivered the Redemption Request of any amounts due and payable hereunder arising as a result of any default by the Corporation hereunder, including, without limitation, attorneys’ fees and expenses.

8. REDEEMED OR OTHERWISE ACQUIRED SHARES.  Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and shall not be reissued, sold or transferred as shares of such series or any other class or series and the Corporation shall take all action necessary to retire such shares and shall thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock and Series A Preferred Stock accordingly.  Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following the redemption or any other acquisition of shares of Series A Preferred Stock.

9. WAIVER.  Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding, and such waiver shall be binding on all holders of Series A Preferred Stock whether or not such holders of Series A Preferred Stock consent.

10. LOST CERTIFICATE.  In the event any certificate of the Series A Preferred Stock (the “Certificate”) shall have been lost, stolen or destroyed, upon the making of a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate (which agreement shall not require the posting of a bond), the Corporation shall issue a replacement Certificate to such holder of Series A Preferred Stock.

11. NOTICES.  Any notice required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

1           Insert the Conversion Price as calculated pursuant to the Master Recapitalization Agreement.

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of this Corporation on this [    ] day of [                ], 2010.

CROWN MEDIA HOLDINGS, INC.

By:
Name:
Title: